UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 29, 2019

Emmaus Life Sciences, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-53072	41-2254389
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

21250 Hawthorne Boulevard, Suite 800, Torrance, CA 90503

(Address, including zip code, off principal executive offices)

Registrant’s telephone number, including area code 310-214-0065

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13a) of the Exchange Act.	☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

ITEM 5.02            Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Financial Officer

On May 29, 2019, , Emmaus Life Sciences, Inc. (“we,” “us,” “our,” “Emmaus” or the “company”) announced the appointment, effective June 3, 2019, of Joseph (“Jay”) C. Sherwood III to succeed Kurt Kruger as Chief Financial Officer of the company. Mr. Kruger will stay on as a consultant to the company.

Mr. Sherwood has over 30 years of investment banking experience, most recently as the Los Angeles Partner at G.C. Andersen Partners, LLC, where he was employed from November 2011 until joining Emmaus. His focus has been primarily representing middle-market companies in mergers and acquisitions, capital raising, and other financial advisory transactions, including fairness opinions and restructuring engagements. During his career, Mr. Sherwood has been responsible for raising more than $4.2 billion in equity and debt financing, providing merger & acquisition services representing more than $2.5 billion in transaction value, and developing expertise in several industry sectors, including healthcare. Prior to joining G.C. Andersen Partners, from January 2007 Mr. Sherwood was Senior Managing Director at McGladrey Capital Markets. Prior to McGladrey, he was Senior Managing Director at FTI Capital Advisors, a subsidiary of FTI Consulting, Inc. (NYSE: FCN), from November 2004 where he was responsible for the firm’s investment banking practice in the Western U.S. Mr. Sherwood also held senior investment banking positions with The Seidler Companies Inc., a leading regional investment banking firm based in Los Angeles, Roth Capital Partners and Drexel Burnham Lambert. He received a B.S. in Finance (magna cum laude) and an M.B.A., both from the University of Southern California where he is a guest lecturer in the Marshall Graduate School of Business. Mr. Sherwood holds FINRA Series 7, 24, 63 and 79 General Securities licenses.

As Chief Financial Officer, Mr. Sherwood will be paid a base annual salary of $250,000 and will be eligible to receive an annual bonus in 2019 in the company’s discretion. In conjunction with his appointment, he will receive a $20,000 sign-on bonus and management will recommend to the Compensation Committee of the company’s Board of Directors that he be granted stock options under the company’s amended and restated 2011 stock incentive plan to purchase up to 50,000 shares of company common stock in accordance with the company’s usual stock option grant policies.

ITEM 8.01 Other Events.

In an unrelated matter, on May 29, 2019., the company also announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency adopted a negative opinion in relation to use of Xyndari™ (glutamine) in the treatment of sickle cell disease (SCD). A copy of the company’s press is included as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

See the accompanying Index to Exhibits, which information is incorporated herein by reference.

IMPORTANT INFORMATION ABOUT THE TRANSACTIONS WILL BE FILED WITH THE SEC

This communication is deemed to be made in respect of the proposed business combination involving MYnd Analytics, Inc. (“MYnd”) and Emmaus Life Sciences, Inc. (“Emmaus”). In connection with the proposed transaction, MYnd and Emmaus have filed documents with the SEC, including a Registration Statement on Form S-4 filed by MYnd on February 13, 2019 containing a preliminary Joint Proxy Statement/Prospectus, and each of MYnd and Emmaus plan to file with the SEC other documents regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS OF MYND AND EMMAUS ARE URGED TO CAREFULLY READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS WHEN IT’S AVAILABLE, FILED WITH THE SEC BY MYND AND EMMAUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND RELATED TRANSACTIONS. Investors and security holders may view these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Emmaus Investor Relations at (310) 214-0065. Investors and security holders may view the documents filed with the SEC on Emmaus’ website at www.emmauslifesciences.com or through the SEC’s website at www.sec.gov. Investors and security holders are urged to read the final Joint Proxy Statement/ Prospectus and other documents filed with the SEC before making any voting or investment decision in connection with the proposed transactions.

PARTICIPANTS IN THE SOLICITATION

MYnd, Emmaus and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination and related transactions. Information regarding the interests of these directors and executive officers in the proposed business combination and related transactions has been included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of MYnd is also included in MYnd’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 1, 2018, as updated in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and additional information regarding the directors and executive officers of Emmaus is also included in Emmaus’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on August 23, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus described above.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding MYnd’s and Emmaus’ expectations or predictions of future events or conditions, including, without limitation, statements related to the Agreement and Plan of Merger and Reorganization dated as of January 4, 2019, by and among MYnd, MYnd’s wholly owned subsidiary, Athena Merger Subsidiary, Inc., and Emmaus, as amended (as so amended, the “Merger Agreement”) and the proposed business combination and other transactions contemplated by the Merger Agreement. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and MYnd and Emmaus assume no duty to update forward-looking statements.

In addition to factors previously disclosed in MYnd’s and Emmaus’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from such forward-looking statements: the ability of the parties to obtain NASDAQ listing approval and meet other closing conditions to the Merger, including requisite approval by MYnd’s and Emmaus’ stockholders on a timely basis or at all; or delays in closing the Merger.

Other risks and uncertainties are more fully described in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and Emmaus’ Annual Report on Form 10-K for the year ended December 31, 2017, each filed with the SEC, and in other filings that MYnd or Emmaus makes and will make with the SEC in connection with the proposed transactions, including the Joint Proxy Statement/Prospectus described herein under “Important Additional Information About the Transaction Will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this Current Report on Form 8-K speak only as of the date hereof, and subsequent events and developments may cause MYnd’s or Emmaus’ expectations and beliefs to change. While MYnd or Emmaus may elect to update these forward-looking statements publicly at some point in the future, each of MYnd and Emmaus specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing MYnd’s or Emmaus’ views as of any date after the date hereof. Actual results could differ materially from those contemplated, expressed or implied by these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2019	EMMAUS LIFE SCIENCES, INC.

	By:	/s/ YUTAKA NIIHARA
	Name:	Yutaka Niihara, M.D., M.P.H.
	Title:	Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	May 29, 2019 press release of Emmaus Life Sciences, Inc.